Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $33,501,000 Leveraged Buffered EURO STOXX 50® Index-Linked Notes due 2018

This pricing supplement addendum no. 4 relates to $585,000 principal amount of notes, which we call the “fourth reopened notes,” which are being initially offered on the date of this pricing supplement addendum no. 4. $2,777,000 principal amount of the notes, which we call the “third reopened notes,” were issued on October 4, 2013, as described in the accompanying pricing supplement no. 2366 addendum no. 3 dated September 27, 2013. $4,438,000 principal amount of the notes, which we call the “second reopened notes,” were issued on September 9, 2013, as described in the accompanying pricing supplement no. 2366 addendum no. 2 dated August 30, 2013. $3,718,000 principal amount of the notes, which we call the “initial reopened notes,” were issued on August 30, 2013, as described in the accompanying pricing supplement no. 2366 addendum dated August 23, 2013. $21,983,000 principal amount of the notes, which we call the “original notes,” were issued on August 23, 2013, as described in the accompanying pricing supplement no. 2366 dated August 16, 2013. The original notes, the initial reopened notes, the second reopened notes, the third reopened notes and the fourth reopened notes have identical terms and conditions and have the same CUSIP (38147QNW2) and ISIN (US38147QNW23) numbers. In this pricing supplement addendum no. 4, the term “notes” means, collectively, the fourth reopened notes, the third reopened notes, the second reopened notes, the initial reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying pricing supplement no. 2366 addendum no. 3 dated September 27, 2013, the accompanying pricing supplement no. 2366 addendum no. 2 dated August 30, 2013, the accompanying pricing supplement no. 2366 addendum dated August 23, 2013, the accompanying pricing supplement no. 2366 dated August 16, 2013, the accompanying prospectus supplement dated September 19, 2011, the accompanying prospectus dated September 19, 2011, the accompanying general terms supplement dated August 24, 2012 and the accompanying product supplement no. 1626 dated August 24, 2012.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-10 of the accompanying pricing supplement no. 2366. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying pricing supplement no. 2366 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the fourth reopened notes were set on the trade date for the fourth reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $1,053 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 2366.

On August 22, 2013, Moody’s Investors Service (“Moody’s”) announced that it had placed the senior and subordinated debt ratings of the holding companies of the largest U.S. banks under review as it considers reducing its government (or systemic) support assumptions to reflect the impact of U.S. bank resolution policies. Four of these holding companies, including The Goldman Sachs Group, Inc., are under review for a credit ratings downgrade by Moody’s.

Original issue date:	October 25, 2013	Original issue price:	109.10% of the face amount of the fourth reopened notes
Underwriting discount:	0.76% of the face amount of the fourth reopened notes	Net proceeds to the issuer:	108.34% of the face amount of the fourth reopened notes

We may decide to sell more notes after the date the fourth reopened notes were traded (October 18, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum no. 4, the accompanying pricing supplement no. 2366 addendum no. 3, the accompanying pricing supplement no. 2366 addendum no. 2, the accompanying pricing supplement no. 2366 addendum, the accompanying pricing supplement no. 2366, the accompanying prospectus supplement, the accompanying prospectus, the accompanying general terms supplement or the accompanying product supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 2366 Addendum No. 4 dated October 18, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum no. 4 in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement addendum no. 4 constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Pricing supplement no. 2366 addendum no. 3 dated September 27, 2013

•	Pricing supplement no. 2366 addendum no. 2 dated August 30, 2013

•	Pricing supplement no. 2366 addendum dated August 23, 2013

•	Pricing supplement no. 2366 dated August 16, 2013

•	Product supplement no. 1626 dated August 24, 2012

•	General terms supplement dated August 24, 2012

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement addendum no. 4 supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Underlier

The EURO STOXX 50® Index, which we refer to as the EURO STOXX 50 Index, is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50 Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50 Index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement addendum no. 4. STOXX Limited is under no obligation to continue to publish the EURO STOXX 50 Index and may discontinue publication of the EURO STOXX 50 Index at any time.

The top ten constituent stocks of the EURO STOXX 50 Index as of October 16, 2013, by weight, are: Total S.A. (5.38%), Sanofi (4.74%), Siemens AG (4.04%), Banco Santander S.A. (4.00%), Bayer AG (3.99%), BASF SE (3.62%), Daimler AG (3.13%), BNP Paribas S.A. (3.10%), Allianz SE (2.97%) and Anheuser-Busch InBev N.V. (2.93%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of October 16, 2013, the sixteen industry sectors which comprise the EURO STOXX 50 Index represent the following weights in the index: Automobiles & Parts (5.93%), Banks (16.76%), Chemicals (9.30%), Construction & Materials (2.98%), Food & Beverage (6.93%), Health Care (5.65%), Industrial Goods & Services (9.92%), Insurance (9.47%), Media (1.30%), Oil & Gas (8.78%), Personal & Household Goods (3.57%), Real Estate (0.99%), Retail (2.21%), Technology (4.20%), Telecommunications (5.79%) and Utilities (6.21%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of October 16, 2013, the seven countries which comprise the EURO STOXX 50 Index represent the following weights in the index: Belgium (2.93%), France (36.36%), Germany (32.03%), Ireland (0.73%), Italy (7.92%), Netherlands (7.04%) and Spain (12.98%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-58 of the accompanying general terms supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

Historical High, Low and Closing Levels of the Underlier

The following information supplements the information provided in the accompanying pricing supplement no. 2366 addendum no. 3 dated September 27, 2013, the accompanying pricing supplement no. 2366 addendum no. 2 dated August 30, 2013, the accompanying pricing supplement no. 2366 addendum dated August 23, 2013 and the accompanying pricing supplement no. 2366 dated August 16, 2013. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Close
2013
Quarter ended September 30	2,936.20	2,570.76	2,893.15
Quarter ending December 31 (through October 18, 2013)	3,033.31	2,902.12	3,033.31

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the fourth reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the fourth reopened notes specified on the front cover of this pricing supplement addendum no. 4. Goldman, Sachs & Co. proposes initially to offer the fourth reopened notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum no. 4, and to certain securities dealers at such price less a concession not in excess of 0.46% of the face amount. Goldman, Sachs & Co. may pay a fee equal to all or substantially all of the concession to CAIS Capital, LLC in connection with its marketing efforts related to the fourth reopened notes.

We will deliver the fourth reopened notes against payment therefor in New York, New York on October 25, 2013, which is the fifth scheduled business day following the date of this pricing supplement addendum no. 4 and of the pricing of the fourth reopened notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the fourth reopened notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the fourth reopened notes offered by this pricing supplement addendum no. 4 have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such fourth reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.